Exhibit 99.1

NEWS RELEASE

Toronto, February 10, 2026

Triple Flag and Evolution to Unlock the Gold-Dominant E44 Deposit at Northparkes, Underpinned by Guaranteed Gold and Silver Deliveries

TORONTO, Ontario – Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that its wholly owned subsidiary, Triple Flag International Ltd. (“Triple Flag International”), has agreed with Evolution Mining Limited (“Evolution”) to fund US$84.3 million in the fourth quarter of 2026 for the development of the new gold-dominant E44 open pit deposit (the “E44 Gold Deposit”) at Northparkes, with Evolution committing to guaranteed minimum deliveries of 45,052 ounces of gold and 446,200 ounces of silver over the 2030 to 2037 period from the E44 Gold Deposit (the “E44 Amendment”). Triple Flag also congratulates Evolution on its announcement that it has approved the block cave development of the gold-rich E22 deposit at the Northparkes mine, as well as the commencement of a mill expansion study to evaluate the viability of increasing processing capacity to 10 million tonnes per annum (“Mtpa”) or more, from 7.5 Mtpa currently.

The E44 Gold Deposit is a gold-dominant deposit located approximately 21 kilometers away from current mill infrastructure and mining areas. Pursuant to the E44 Amendment, Triple Flag International is entitled to purchase 20% of payable gold and 30% of payable silver from the E44 Gold Deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered (the “E44 Stream”). Triple Flag International has an existing 54% gold and 80% silver stream at Northparkes for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered (the “Existing Stream”). The Existing Stream is unaffected, other than with respect to the E44 Gold Deposit. Unless otherwise indicated, all amounts are expressed in US dollars.

“I am pleased that we have reached an agreement with Evolution to unlock the E44 Gold Deposit. Northparkes is currently a copper mine with gold and silver byproducts, but historically there have been numerous gold-dominant deposits within the more than 1,000 square kilometer stream area. As E44 is a gold-dominant deposit, we have agreed with Evolution to a lower stream rate on the E44 Gold Deposit and to provide additional development funding, in exchange for guaranteed gold and silver deliveries from the E44 Gold Deposit and have thereby jointly unlocked significant incremental value for both Evolution and Triple Flag. The gold potential of the Northparkes land package in this higher gold price environment is immense, and I congratulate Lawrie and the Evolution team for identifying the inherent value at E44 and am excited for the potential for more gold exploration success in the future,” commented Sheldon Vanderkooy, CEO of Triple Flag.

“Finally, Evolution’s announcement of the block cave development of E22, commencement of a mill expansion study to potentially increase processing capacity to 10 Mtpa, and the new E44 Gold Deposit clearly positions Northparkes as a significant growth asset for Triple Flag and its shareholders.”

Managing Director and CEO of Evolution, Lawrie Conway, said, “Today marks a major milestone for our Northparkes operation, where we have now established a pathway to unlock even more value. To achieve this, we needed to have full alignment with Triple Flag on how this value can be realized. Triple Flag has demonstrated throughout our discussions, a commitment to jointly work on unlocking this potential. I thank Sheldon and the Triple Flag team for their collaboration and support of Northparkes.”

E44 Stream Highlights

•	Evolution to advance the high-grade E44 gold open pit to production, representing material upside from a deposit previously not included in the life-of-mine plan. Minimum guaranteed deliveries to Triple Flag from the E44 Gold Deposit will commence in 2030 with significant potential to extend the mine life.

o	The E44 Stream. Triple Flag has the right to purchase 20% of payable gold and 30% of payable silver from the E44 Gold Deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. There are no step-downs associated with the E44 Stream. Additionally, deliveries to Triple Flag made under the E44 Stream are excluded for the purpose of calculating the step-down milestones under the Existing Stream at Northparkes.

o	Guaranteed minimum deliveries. Evolution has guaranteed a schedule of minimum cumulative quarterly gold and silver deliveries over the 2030 to 2037 period totaling 45,052 ounces of gold[i] and 446,200 ounces of silverii. These minimum deliveries are in excess of any deliveries otherwise due under the Existing Stream from areas other than the E44 Deposit.

o	Consideration. Triple Flag will fund $84.3 million to Evolution in the fourth quarter of 2026. The transaction will be funded from available capital, including cash on hand as well as our $700 million credit facility plus a $300 million accordion facility.

o	E44 is a high-grade, advanced, open pit gold project. Northparkes is currently a copper-dominant mine with gold and silver byproducts. The E44 Gold Deposit is distinct in that it is a gold-dominant deposit with a silver byproduct (and without meaningful copper content) that is located approximately 21 kilometers away from current mill infrastructure and mining areas. Triple Flag’s Stream Area at the Northparkes asset is in excess of 1,000 square kilometers and includes the E44 Gold Deposit.

Highway
Road
Stream Area
Open Pit
Mineral Resource
Mineral Prospect
E44 Stream Area
0
10
km
PEAK HILL
TRUNDLE
PARKES
TSF
Lone Pine
Twin Peaks
Major Tom
E26
E48
Processing Plant
Billabong
Mine
Bardeen
Tank Hill
Daedalus
Icarus
E44
E44 Planned Pit

On a 100% basis, the current E44 gold resource is 8.7 million tonnes grading 1.34 g/t Au, containing 0.38 million ounces in the measured and indicated categoryiii. These grades are significantly higher than the current proved and probable gold reserve grade at Northparkes of 0.28 g/t Auiv.

Should a positive construction decision for the E44 Gold Deposit not be made by December 31, 2029, Evolution may (but is not required to) elect to terminate its cumulative minimum delivery obligations under the E44 Stream for a cash payment of $102.5 million. If Evolution so elects, Triple Flag will remain entitled to deliveries from E44 based solely on actual gold and silver production from the E44 Gold Deposit.

o	Significant exploration potential at E44. Drilling supports the continuation of mineralization at depth. Additionally, development of E44 will create infrastructure in a highly prospective area for further drilling of surface gold and copper mineralization.

Source: Evolution Mining Limited

Additional Information Regarding E22 and Processing Capacity Expansion Study

•	E22 to advance to production as a block cave, providing a cornerstone to unlock a potential mill expansion to 10 Mtpa from the current ~7.5 Mtpa that provides further long-term growth optionality.

o	Driven by its large resource base, the development of the E22 underground orebody as a block cave provides the basis to unlock a potential mill expansion at Northparkes to 10 Mtpa, representing the optimal path forward for this long-life asset that would result in a higher than expected production profile, improved scale and processing optionality. Pre-feasibility level or concept studies to be completed at underground cave deposits such as MJH, GRP, E48 Lift 2 and E26 Lift 3, as well as at open pit deposits such as E44, Major Tom and E51, will support the completion of a mill expansion study.

o	On a 100% basis, the current measured and indicated gold resource (inclusive of proved and probable reserves) at Northparkes is 550 million tonnes grading 0.20 g/t Au, containing 3.5 million ounces Au, while the inferred gold resource is 50 million tonnes grading 0.16 g/t Au, containing 0.26 million ounces Auiv.

o	Economic and environmental studies for the mill expansion are expected to be completed over the next two to three years. Concurrently, Evolution will advance E22 to target first cave production by the end of its fiscal 2030 year. The E22 block cave is subsequently expected to ramp-up to steady-state production, which would align with the timing of a potential mill expansion.

Asset Background

Northparkes is located in New South Wales, Australia, 27 km northwest of the town of Parkes. Discovered in 1976, the copper-gold mine has been operating since 1993 from both open pit and underground operations. Currently, Northparkes’ low cost profile is driven by highly mechanized, bulk tonnage caving methods used to mine multiple underground deposits. The asset has a long track record of reserve replacement and was operated by Rio Tinto from 2000 to 2013 following Rio Tinto’s acquisition of North Limited. China Molybdenum (“CMOC”) acquired Rio Tinto’s stake in Northparkes in December 2013, with the remaining 20% stake held by Sumitomo. Evolution subsequently acquired CMOC’s stake in Northparkes in December 2023.

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 239 assets, consisting of 16 streams and 223 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 33 producing mines and 206 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the expected timing and completion of the acquisition of the E44 Stream, the development of the E44 Gold Deposit or E22 and the timing or completion thereof, whether a positive construction decision will be made with respect to the E44 Gold Deposit, the construction of a new haul road to the E44 Gold Deposit, expansion of mill capacity at Northparkes and any impact thereof, any studies or reports commissioned by Evolution in respect of the development of the E44 Gold Deposit and E22 and the timing and completion thereof , future discovery of additional gold dominant deposits at Northparkes and the subsequent agreement between Evolution and Triple Flag in respect of such additional gold dominant deposits. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Stream and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

i Q4 2030: 100 ounces Au

Q1 2031 to Q4 2031: 1,025 ounces Au quarterly

Q1 2032 to Q4 2035: 1,985 ounces Au quarterly

Q1 2036 to Q4 2036: 1,633 ounces Au quarterly

Q1 2037 to Q4 2037: 640 ounces Au quarterly

ii Q4 2030: 1,300 ounces Ag

Q1 2031 to Q4 2031: 10,150 ounces Ag quarterly

Q1 2032 to Q4 2035: 19,650 ounces Ag quarterly

Q1 2036 to Q4 2036: 16,150 ounces Ag quarterly

Q1 2037 to Q4 2037: 6,325 ounces Ag quarterly

iii Refer to the “Annual Mineral Resources and Ore Reserves Statement” as at December 31, 2023, published on February 14, 2024 on www.evolutionmining.com. E44 Gold Deposit mineral resources are unchanged as of December 31, 2024 from December 31, 2023.

iv On an 100% basis. Refer to the “Annual Mineral Resources and Ore Reserves Statement” as at December 31, 2024, published on June 6, 2025 on www.evolutionmining.com for an attributable basis to Evolution.